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Exhibit (a)(i)

CB RICHARD ELLIS SERVICES, INC.

Offer to Purchase
Any and All Outstanding Options, in Each Class of its Options,
to Purchase its Common Stock

THIS OFFER WILL EXPIRE AT
NOON, NEW YORK CITY TIME, ON JULY 18, 2001,
UNLESS THE OFFER IS EXTENDED.

    CB Richard Ellis Services, Inc., a Delaware corporation, upon the terms and subject to the conditions set forth in this offer to purchase and the accompanying letter of transmittal, hereby offers to purchase for cash, any and all of the outstanding options, in each class of its options and whether or not vested, to purchase its common stock. Upon the consummation of the offer, (1) each tendered option will be cancelled and (2) for each of these options we will pay to the holder of each tendered option the following, reduced in each case by any applicable tax withholding:

    The greater of:

  •
  the amount by which $16.00 exceeds the exercise price of the option, if any, and

  •
  $1.00.

    This offer is being made in connection with the proposed merger of BLUM CB Corp., a Delaware corporation and wholly-owned subsidiary of CBRE Holding, Inc., with and into CB Richard Ellis Services, pursuant to the amended and restated merger agreement, dated as of May 31, 2001, by and among CB Richard Ellis Services, BLUM CB Corp. and CBRE Holding, Inc. The consummation of this offer is conditioned upon the completion of the merger.

    Each holder of an option that does not tender his or her options will continue to hold his or her options to acquire common stock of CB Richard Ellis Services after the merger. However, after the merger, CB Richard Ellis Services will be a wholly-owned subsidiary of CBRE Holding, and the CB Richard Ellis Services common stock will be delisted from the New York Stock Exchange and may be deregistered under the Securities Exchange Act of 1934. Accordingly, if any holder were to refrain from tendering his or her options in this offer and then to exercise those options after the merger, the holder would receive common stock of a subsidiary of CBRE Holding, which common stock would be difficult, if not impossible to sell.

    This offer is not conditioned on any minimum number of options being tendered. However, the offer is subject to considerations described in this offer to purchase, including the completion of the merger. See "The Offer—Conditions."

    Any holder desiring to tender his or her options should complete and sign the letter of transmittal, or a copy of it, in accordance with the instructions in the letter and mail, deliver or send by facsimile transmission the manually signed letter of transmittal or copy, to the address or facsimile number listed on the back cover of this offer to purchase. See "The Offer—Procedures for Tendering Options."

    In connection with its approval of the merger, the board of directors of CB Richard Ellis Services recommends that you tender your options for cash in this offer. However, you must make your own decision whether to tender your options, and, if so, the number of options you wish to tender.

    Questions and requests for assistance or for additional copies of this offer to purchase or the related transmittal letter may be directed to Walter Stafford at CB Richard Ellis Services, Inc., 505 Montgomery Street, 6th Floor, San Francisco, California 94111 or at (415) 733-5502.

June 19, 2001

IMPORTANT

    We are not aware of any jurisdiction where the making of the offer is not in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction where the making of the offer would not be in compliance with such laws, we will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to the offer. If, after such good faith effort, we cannot comply with any such applicable laws, the offer will not be made to, nor will letters of transmittal be accepted from or on behalf of, the holders residing in such jurisdiction.

    Except for the recommendation of our board of directors described herein, we have not authorized any person to make any recommendation on our behalf as to whether or not you should tender your options pursuant to the offer. You should rely only on the information contained or incorporated by reference in this document or to which we have referred you. This offer to purchase is dated June 19, 2001. You should not assume that the information contained in this offer to purchase is accurate as of any date other than such date and the mailing of this offer to purchase will not create any implication that the information contained in this offer to purchase is accurate as of any other date. We have not authorized anyone to make any representations in connection with the offer or to provide you with information that is different from or other than the representations and information contained in this offer to purchase or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

SUMMARY TERM SHEET

    This summary term sheet highlights the material terms of the offer but does not contain all of the information that will be important to you. You should read this summary together with the offer to purchase, the letter of transmittal and the other documents we refer to in this offer to purchase. We are providing this summary of terms for your convenience. It highlights material information in this document, but you should realize that it does not describe all of the details of the offer to the same extent described later in this document. Where helpful, we have included references to the sections of this document where you will find a more complete discussion. All references to "us," "we" and "our" refer to CB Richard Ellis Services, Inc., a Delaware corporation having its principal executive offices at 200 North Sepulveda Boulevard, El Segundo, California 90245 and its principal telephone number of (310) 563-8600.

  •
  The Offer. You are being asked to tender any and all of your options to purchase our common stock, which tendered options will be cancelled for the payment described below. We are making the offer for all of our outstanding options in each class of options under all of our stock option plans. See "The Offer."

  •
  Payment for Your Options. In exchange for each option tendered, unless we terminate the offer prior to the expiration date or the conditions to the offer are not satisfied, we will (1) cancel the option and (2) pay you the following, reduced in each case by any applicable tax withholding:

    The greater of:

  •
  the amount by which $16.00 exceeds the exercise price of the option, if any, or

  •
  $1.00.

    See "The Offer."

  •
  Duration of the Offer. The offer will expire at noon, New York City time, on July 18, 2001, unless we choose to extend the offer or to terminate the offer before that time. Subject to applicable laws and the terms described in this offer to purchase, we are reserving the right to extend or terminate the offer in our sole discretion. See "The Offer."

  •
  Conditions of the Offer. The offer is not subject to our receipt of any minimum number of tendered options. However, the offer is conditioned upon, among other conditions, the prior or simultaneous completion of the merger. The merger agreement is subject to numerous conditions. See "The Offer—Conditions" and "The Merger And Related Transactions—Conditions to the Completion of the Merger."

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  Consequences of Failure to Tender. Each holder of an option that does not tender his or her options will continue to hold (subject to their terms and conditions) his or her options to acquire our common stock after the merger. However, after the merger, we will be a wholly-owned subsidiary of CBRE Holding, and our common stock will be delisted from the New York Stock Exchange and may be deregistered under the Securities Exchange Act of 1934. Accordingly, if any holder were to exercise his or her options after the merger, the holder would receive common stock of a subsidiary which would be difficult, if not impossible to sell. See "Significant Consequences to Non-Tendering Optionholders."

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  Purpose of the Offer. We have entered into an amended and restated merger agreement with CBRE Holding, Inc. and its wholly-owned subsidiary, BLUM CB Corp., pursuant to which we have agreed to merge with BLUM CB Corp. and become a wholly-owned subsidiary of CBRE Holding. We are making this offer to you in connection with the merger agreement and in order to permit you to receive for your options a cash value determined by reference to the purchase price being paid to holders of our outstanding common stock under the merger agreement. See "The Offer—Purpose of the Offer."

  •
  Treatment of Options of the Continuing Stockholders. In connection with the merger agreement, some of our stockholders will contribute all of the shares of our outstanding common stock that they own to CBRE Holding immediately prior to the merger in exchange for an equal number of shares of the common stock of CBRE Holding. In this offer to purchase, we refer to these stockholders as the "continuing stockholders." Many of the continuing stockholders and their affiliates hold options to acquire our common stock. The offer is being made to all of our optionholders, including those that are continuing stockholders or are affiliated with continuing stockholders. See "The Merger And Related Transactions."

  •
  How to Participate in the Offer. If you would like to tender your options in the offer, you should complete the letter of transmittal accompanying this offer to purchase, or a copy of that letter, and return it to us, together with any other documents required by the letter of transmittal, at the address or facsimile number listed on the back cover of this offer to purchase. In order to participate in the offer, you must properly complete the letter of transmittal and return it to us before the expiration of the offer. See "The Offer—Procedures for Tendering Options."

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  Withdrawal from the Offer. If you deliver a letter of transmittal to us and later you would like to withdraw your letter of transmittal, you must complete the withdrawal of tendered options letter accompanying this offer to purchase, or a copy of that letter, and return it to us at the address or facsimile number listed on the back cover of this offer to purchase. In order to withdraw a previously delivered letter of transmittal, you must properly complete the withdrawal of tendered options letter and return it to us before the expiration of the offer. Even if you have delivered a completed withdrawal of tendered options letter to us, you may retender your options by delivering to us another completed letter of transmittal prior to the expiration of the offer. See "The Offer—Withdrawal Rights."

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  Tax Consequences of the Offer. If you are subject to U.S. taxes and you tender your options in the offer and those options are cancelled, you will have ordinary compensation income which, if you are an employee, will be subject to U.S. federal, and possibly state and local, withholding. Payments to optionholders who are not U.S. citizens or residents may be subject to U.S. federal income tax and withholding to the extent attributable to services performed in the United States. If you do not tender your options or if your options are not accepted for cancellation, you will not have any current tax consequences as a result of the offer. See "Certain U.S. Federal Income Tax Consequences." If you are subject to tax laws other than those of the United States, you should consult your own tax advisor.

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  Contact for Questions. If you have any questions about the offer or any of the matters described in this offer to purchase, the letter of transmittal or the withdrawal of tendered options letter, you should contact the following person at the address or phone number indicated below:

      Walter Stafford
      CB Richard Ellis Services, Inc.
      505 Montgomery Street, 6th Floor
      San Francisco, California 94111
      Telephone: (415) 733-5502

QUESTIONS AND ANSWERS ABOUT THE OFFER

    The following questions and answers briefly address some commonly asked questions about the offer. They may not include all the information that is important to you. We urge you to read carefully the entire offer to purchase and transmittal letter.

Q:	Who is making the offer?
A:	CB Richard Ellis Services, Inc.
Q:	What is being offered?
A:	We are offering to purchase all of the outstanding options to purchase shares of our common stock in each class of options. If the offer is completed, all options tendered to us will be cancelled.
Q:	What options are subject to the offer?
A:	All of our outstanding options in each class of options are subject to the offer, regardless of whether the options are vested or unvested. The offer is being made for all options regardless of their exercise price. However, the exercise price of each option will determine, in part, the amount that we will pay for the option, as described below. As of June 18, 2001, there were 2,583,164 options outstanding.
Q:	How much is CB Richard Ellis Services offering to pay for my options?
A:	In exchange for each option tendered, unless we terminate the offer prior to the expiration date or the conditions to the offer are not satisfied, we will (1) cancel the option and (2) pay to the optionholder the following, reduced in each case by any applicable tax withholding:
The greater of:
• the amount by which $16.00 exceeds the exercise price of the option, if any, or
• $1.00.
Q:	How long will the offer remain open and can the offer period be extended or the offer be terminated prior to that time?
A:	The offer will expire at noon, New York City time, on July 18, 2001, unless we choose to extend the offer or to terminate the offer before that time or are otherwise required by law to extend the offer. Subject to applicable laws and the terms we describe in this offer to purchase, we are reserving the right to extend or terminate the offer in our sole discretion. If the merger has not been completed by the expiration date, we expect to extend the offer. If we extend the expiration date, we will publicly announce the extension no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date.
Q:	Are there conditions to the completion of this offer?
A:	The offer is not conditioned upon a minimum number of options being tendered. However, the consummation of this offer is conditioned upon the completion of the merger described below. The merger is subject to numerous conditions, which are described in this offer to purchase. In addition, the offer is subject to other conditions that are described in this offer to purchase. We are reserving the right to waive any and all of the conditions to the offer in our sole discretion.

Q:	Why is CB Richard Ellis Services making the offer?
A:	This offer is being made in connection with the proposed merger of BLUM CB Corp., a wholly-owned subsidiary of CBRE Holding, with and into CB Richard Ellis Services, pursuant to an amended and restated merger agreement dated as of May 31, 2001. We are making this offer in connection with the merger agreement. The purpose of this offer is to cancel all of our outstanding options and to permit you to receive for your options a cash value determined by reference to the purchase price being paid to holders of our outstanding common stock under the merger agreement.
Q:	What happens if the merger agreement is terminated?
A:	If the merger agreement is terminated, this offer will become null and void and we will not pay any consideration in exchange for options tendered to us. Under those circumstances, you will continue to hold your options to acquire our common stock under the same terms, conditions and stock option plans as applied before the offer.
Q:	Is this offer being made to optionholders that are continuing stockholders or officers, directors or affiliates of CB Richard Ellis Services, Inc.?
A:	Yes. This offer is being made on the same terms to all current holders of options to purchase our common stock.
Q:	When and how will payment be made?
A:	Subject to the terms and conditions of the offer, options purchased will be paid for by the delivery of a certified check as soon as practicable after the merger is consummated or the expiration date, whichever is later.
Q:	Can I use the net cash proceeds I am entitled to receive for my options to purchase shares of Class A common stock being offered by CBRE Holding?
A:	Yes. In connection with the merger, CBRE Holding is offering shares of its Class A common stock to some of our employees and independent contractors. If you are entitled to purchase shares of CBRE Holding's Class A common stock in connection with that offering, you will be able to assign to CBRE Holding the net cash proceeds that you would otherwise be entitled to receive for your options through this offer as payment, in part or in whole, for the purchase of shares of Class A common stock offered by CBRE Holding. If an optionholder assigns any payments from this offering to CBRE Holding, the optionholder will forfeit the right to receive those proceeds and will only be entitled to receive shares of CBRE Holding's Class A common stock in the offering being made by CBRE Holding. You will be subject to income tax (which may exceed the amount of any withholding) even if you assign the net cash proceeds to CBRE Holding in payment for Class A common stock. The offering of shares of Class A common stock will only be made by CBRE Holding pursuant to a prospectus complying with applicable securities laws. This offer to purchase is not an offer to sell, or a solicitation of an offer to buy, any of our securities or the securities of CBRE Holding.
Q:	How do I tender my options?
A:	If you decide to tender your options, you must return to us, before the expiration date, a properly signed and completed letter of transmittal and any other documents required by the letter of transmittal at the address or facsimile number on the back cover of this offer to purchase. We may reject any letter of transmittal delivered to us to the extent that we determine it is not properly completed or to the extent we believe it would be unlawful to accept the tendered options. Although we may later extend, terminate or amend the offer, we currently expect to accept all properly tendered options promptly after the offer expires. If you do not properly complete, sign and deliver to us the letter of transmittal before the expiration date of the offer, it will have the same effect as if you rejected the offer.

Q:	Do I have to pay a commission if I tender my options?
A:	No. We will not require you to pay a commission if you tender your options.
Q:	Can I withdraw my tendered options?
A:	Yes. You may withdraw the tender of your options at any time before the expiration date. To withdraw previously tendered options, you must deliver to us a properly signed and completed withdrawal of tendered options letter at the address or facsimile number on the back cover of this offer to purchase. However, you may tender your options again by following the proper tendering procedures. We may reject any withdrawal of tendered options letter delivered to us to the extent that we determine it is not properly completed. If you previously have properly completed, signed and delivered a letter of transmittal to us and you do not properly complete, sign and deliver to us the withdrawal of tendered options letter before the expiration of the offer, it will have the same effect as if you accepted the offer.
Q:	What will happen to my options if I do not tender my options in the offer?
A:	Each holder of an option that does not tender his or her options will continue to hold (subject to their terms and conditions) his or her options to acquire our common stock after the merger. However, after the merger, we will be a wholly-owned subsidiary of CBRE Holding, and our common stock will be delisted from the New York Stock Exchange and may be deregistered under the Securities Exchange Act of 1934. Accordingly, if any holder exercised his or her options after the merger, the holder would receive common stock of a subsidiary of CBRE Holding, which would be difficult, if not impossible to sell.
Q:	What happens if I exercise my options into CB Richard Ellis Services common stock prior to the expiration date?
A:	If you exercise your options prior to the expiration date according to the terms and conditions of your options, you will receive shares of our common stock and you will not receive any payments in this offer. You would have ordinary compensation income (subject to withholding) on the exercise of your options equal to the difference between the exercise price and the fair market value of the CB Richard Ellis Services common stock on the date of exercise. However, if the merger is completed, each share of CB Richard Ellis Services common stock that you own will be cancelled in the merger and for each cancelled share you will be entitled to receive $16.00 in cash.
Q:	Can I exercise my options after I have tendered them?
A:	If you tender your options, unless the offer is earlier terminated, you may exercise your options and purchase our common stock only if you withdraw the tendered options prior to the expiration date.
Q:	How will CB Richard Ellis Services pay for the tendered options?
A:	We will pay approximately $4.7 million if we purchase all of our outstanding options in the offer. This amount includes estimated fees and expenses applicable to the offer. We expect to obtain these funds from cash on hand at the time of the merger and from debt and equity financing that we will receive in connection with the completion of the merger and the related transactions described in this offer to purchase.
Q:	Will I owe any U.S. federal income tax if I tender my options?
A:	Yes. If you tender your options in the offer and your options are accepted for cancellation, you will have ordinary compensation income.

Q:	What is the recent market price of the options and the common stock into which the options are exercisable?
A:	Because the options generally are not transferable, there is no market price for the options. However, each vested option may be exercised to purchase one share of our common stock at the designated exercise price for that option. On June 13, 2001, the last reported sale price of our common stock was $15.76 per share.
Q:	Is there someone I can talk to if I have questions about the offer?
A:	Yes. You may contact a representative of CB Richard Ellis Services at the address and the phone number listed on the back cover of this offer to purchase if you have any questions or requests for assistance or for additional copies of this offer to purchase, the letter of transmittal or the withdrawal of tendered options letter.

FORWARD LOOKING STATEMENTS

    Some of the statements made in this offer to purchase constitute forward-looking statements. These statements involve risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except as required by law, we do not intend to update any of the forward-looking statements after the date of this offer to purchase to conform these statements to actual results.

SIGNIFICANT CONSEQUENCES TO NON-TENDERING OPTIONHOLDERS

    In deciding whether to tender your options in the offer, you should consider carefully, in addition to the other information contained in or incorporated by reference into this offer to purchase, the information appearing in our Annual Report on Form 10-K for the year ended December 31, 2000, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and our Proxy Statement on Schedule 14A dated June 13, 2001, each of which is incorporated into this offer to purchase by reference. See "Available Information." You also should consider the following significant consequences to non-tendering optionholders when making a decision about whether or not to tender your options pursuant to the offer.

    If you do not tender your options in the offer and the merger is completed, there will not be a public market for the shares that you may acquire upon any future exercise of your options.

    Any options to acquire our common stock that are not tendered in the offer will remain outstanding after the merger in accordance with their terms and conditions. However, after the merger, we will be a subsidiary of CBRE Holding, and our common stock will be delisted from the New York Stock Exchange and may be deregistered under the Securities Exchange Act of 1934. As a result, there will not be any public market for shares of our common stock after the merger. In addition, because we will be a subsidiary, any future acquisition of us likely would occur by a merger or acquisition of CBRE Holding. For the same reason, any future underwritten public offering of equity would also likely be an offering of common stock of CBRE Holding and not our common stock. Accordingly, if a current optionholder decided not to tender his or her options in the offer and then exercised his or her options after the merger, the holder would receive common stock of a subsidiary of CBRE Holding and this stock would be difficult, if not impossible, to sell.

    In connection with the merger we will issue shares of a newly-created class of our preferred stock, which class will be entitled to dividends and liquidation preferences to which our common stock will not be entitled.

    At the time of the completion of the merger, our certificate of incorporation will be amended to create a new class of preferred stock. In connection with the merger and the related transactions, we will issue approximately 6.25 million shares of this new preferred stock to CBRE Holding. Under the terms of our amended certificate of incorporation, this preferred stock will be entitled to receive cumulative annual dividends at the rate of 16% per year compounded quarterly.

    The dividends on the preferred stock will be payable as, if and when declared by our board of directors. No dividends will be able to be paid on shares of our common stock unless and until all accrued cumulative dividends on the preferred stock have been paid in full. As a result, if a current optionholder decided not to tender his or her options in the offer and then exercised his or her options after the merger, the holder would receive common stock that would rank behind the preferred stock with respect to our payment of future dividends and not receive any portion of the dividends that we intend to pay on the preferred stock after the merger.

    Also pursuant to our amended certificate of incorporation, if we liquidate, dissolve or wind up our business, the preferred stock will be entitled to receive approximately $100 million of our assets before the common stock will be entitled to any distribution of our assets. Accordingly, depending upon the amount of our assets available for distribution to holders of our equity upon a dissolution, liquidation or winding up, holders of our common stock may receive less per share than holders of preferred stock receive per share or they may receive nothing.

    We have no current intention to pay dividends on our common stock.

    Unlike the dividends we intend to pay with respect to our newly-issued preferred stock, we have no current intention to pay any dividends on our common stock at any time in the foreseeable future.

In addition, the credit agreement that will be entered into and the indenture for the senior subordinated notes that has been entered into in connection with the merger contain restrictions that will affect our ability to declare and pay dividends on our capital stock. See "The Offer—Source and Amount of Funds."

    Optionholders that exercise their options after the merger may be diluted by future issuances of our equity securities.

    If you do not tender your options in the offer and you exercise these options after the merger, you may experience dilution in book value per share if we sell or grant additional equity interests in the future for a price per share less than the exercise price of your options.

THE OFFER

    Upon the terms and subject to the conditions set forth in this offer to purchase and the accompanying letter of transmittal, we hereby offer to purchase for cash any and all outstanding options, in each class of our options, whether vested or unvested, to purchase our common stock. In exchange for each option tendered, unless we terminate the offer prior to the expiration date or the conditions to the offer are not satisfied, we will (1) cancel the option and (2) pay to the holder of the option the following, reduced in each case by any applicable tax withholding:

    The greater of:

  •
  the amount by which $16.00 exceeds the exercise price of the option, if any, or

  •
  $1.00.

    The time by which optionholders must tender their options in order to be eligible to receive payment pursuant to the offer will be noon, New York City time, on July 18, 2001, unless extended or earlier terminated by us, which we call the "expiration date." Any extension will be announced in a press release. See "The Offer—Extension, Amendment and Termination of the Offer."

    Payment for options tendered in accordance with the offer will be made by certified check as soon as practicable after the consummation of the merger agreement, or the expiration date, whichever is later. See "The Offer—Acceptance of and Payment for the Options."

Purpose of the Offer

    The purpose of the offer is to cancel all of our outstanding options and to permit you to receive for your options a cash value determined by reference to the purchase price being paid to holders of our outstanding common stock under the merger agreement. This offer is being made in connection with the proposed merger of BLUM CB Corp., a Delaware corporation and wholly-owned subsidiary of CBRE Holding, with and into CB Richard Ellis Services, pursuant to the amended and restated merger agreement, dated as of May 31, 2001, by and among CB Richard Ellis Services, BLUM CB Corp. and CBRE Holding. See "The Merger And Related Transactions—General."

    In connection with the required approvals of the merger agreement at a special meeting of our stockholders, we have filed a proxy statement with the Securities and Exchange Commission. That proxy statement has been mailed to our stockholders and is incorporated by reference into this offer to purchase. See "Available Information."

    In connection with the merger, CBRE Holding is offering shares of its Class A common stock and options to acquire its Class A common stock to some of our employees and independent contractors. If you are entitled to purchase shares of CBRE Holding's Class A common stock in connection with that offering, you will be able to assign to CBRE Holding all or part of the net cash proceeds that you would otherwise be entitled to receive for your options through this offer as payment, in part or in whole, for the purchase of shares of Class A common stock offered by CBRE Holding. If an optionholder assigns any payments from this offering to CBRE Holding, the optionholder will forfeit the right to receive those proceeds and will only be entitled to receive shares of CBRE Holding's Class A common stock in the offering being made by CBRE Holding. The offering of shares of Class A common stock will only be made by CBRE Holding pursuant to a prospectus complying with applicable securities laws. This offer to purchase is not an offer to sell, or a solicitation to buy, any of our securities or the securities of CBRE Holding.

Conditions

    The offer is not conditioned on any minimum number of options being tendered. Notwithstanding any other provision of this offer, we will not be required to accept any options tendered to us and we may terminate or amend the offer or may postpone the acceptance of or payment for any options tendered to us, subject to the rules under the Securities Exchange Act of 1934, if on or before the expiration date (1) the merger has not been completed or (2) any of the following events have occurred that, in our sole judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the offer or accept and cancel the options tendered to us:

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  any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options, the payment of the purchase price for the tendered options, or otherwise relates to the offer or that, in our reasonable judgment, could materially and adversely affect our or our subsidiaries' business, financial or other condition, income, operations or prospects or materially impair the benefits we believe we will receive from the offer; or

  •
  any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:
  (a)
  make it illegal for us to accept some or all of the tendered options or to pay the purchase price for the tendered options or otherwise restrict or prohibit consummation of the offer or otherwise relate to the offer;

  (b)
  delay or restrict our ability, or render us unable, to accept the tendered options for cancellation and payment;

  (c)
  materially impair the benefits we believe we will receive from the offer; or

  (d)
  materially and adversely affect our or our subsidiaries' business, financial or other condition, income, operations or prospects.

    The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances, including any action or omission to act by us, giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In some circumstances, if we waive any of the conditions described above, we may be required to extend the expiration date. Any determination by us concerning the events described above will be final and binding on all parties.

Procedures for Tendering Options

    For an optionholder to validly tender options pursuant to the offer, a properly completed and duly executed letter of transmittal, or facsimile of the letter, with any other required documents, must be received by us at or prior to noon, New York City time, on the expiration date at the address or the facsimile number set forth on the back cover of this offer to purchase. If we extend the offer beyond that time, you may tender your options at any time until the extended expiration of the offer. We will only accept a paper copy or facsimile of your letter of transmittal. Delivery by email will not be accepted. You do not need to return your stock option agreement for your options to effectively tender your options in this offer.

    The tendering of options pursuant to the offer by the procedure set forth above will constitute your acceptance of the terms and conditions of the offer. Our acceptance of the options tendered by you pursuant to the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

    Subject to our right to extend, terminate or amend the offer, we currently expect that we will accept promptly after the expiration date all properly tendered options that have not been validly withdrawn.

    The method of delivery of the letter of transmittal and all other required documents is at the election and risk of the submitting holder. Delivery of these documents will be deemed made only when we actually receive them. If a holder chooses to deliver by mail, the recommended method is by registered mail with return receipt requested, properly insured. If a holder chooses to deliver by facsimile, we recommend that the holder confirm our receipt of the facsimile transmission by calling us at the phone number set forth on the back cover of this offer to purchase. In all cases, sufficient time should be allowed to ensure timely delivery. No alternative, conditional or contingent tenders of options will be accepted.

    All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment and withdrawal of tendered options will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all letters of transmittal that we determine are not in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right in our sole discretion to waive any of the conditions of the offer or any defect or irregularity in the letter of transmittal of any particular holder, whether or not similar conditions, defects or irregularities are waived in the case of other holders. Our interpretation of the terms and conditions of the offer, including the instructions in the letter of transmittal, will be final and binding. We will not be under any duty to give notification of any defects or irregularities in letters of transmittal or any notices of withdrawal and will not be liable for failure to give any such notification.

Acceptance of and Payment for the Options

    Upon the terms and subject to the conditions of the offer and as promptly as reasonably practicable following the expiration date, we will accept for cancellation and payment all options that are properly tendered pursuant to the offer and not validly withdrawn at or prior to noon, New York City time on the expiration date. For purposes of this offer, we will be deemed to have accepted for cancellation and payment all options validly tendered and not properly withdrawn prior to the expiration date if, as and when we give oral or written notice of our acceptance of the options.

    Properly tendered options accepted in accordance with the offer will be paid for by certified check as soon as practicable after the consummation of the merger agreement, or the expiration date, whichever is later.

Withdrawal Rights

    Validly tendered options may be withdrawn at any time at or prior to noon, New York City time on the expiration date. If the offer is terminated without any options being purchased, then all letters of transmittal received pursuant to this offer will be promptly destroyed or returned to the submitting optionholders.

    For a withdrawal of validly tendered options to be effective, a properly completed and duly executed withdrawal of tendered options letter or facsimile of the letter, with any other required documents, must be received by us at or prior to noon, New York City time, on the expiration date at the address or the facsimile number set forth on the back cover of this offer to purchase. If we extend the offer beyond that time, you may withdraw your validly tendered options at any time until the extended expiration of the offer and, unless accepted by us, at any time after 40 business days after the date hereof. We will only accept a paper copy or facsimile of your withdrawal of tendered options letter. Delivery by email will not be accepted.

    Neither we nor any other person is obligated to give notice of any defects or irregularities in any withdrawal of tendered options letter, nor will anyone incur any liability for failure to give any such notice. We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of withdrawal of tendered options letters. Our determination of these matters will be final and binding.

    Withdrawals of previously tendered options may not be rescinded and any options properly withdrawn will thereafter be deemed not validly tendered for purposes of the offer. Properly withdrawn options may, however, be re-tendered by again following the procedures described in "The Offer—Procedures for Tendering Options" below at any time at or prior to noon, New York City time, on the expiration date.

    Withdrawals of tendered options can only be accomplished in accordance with the foregoing procedures.

Extension, Amendment and Termination of the Offer

    We may at any time and from time to time, extend the period of time during which the offer is open and delay accepting any options tendered by publicly announcing the extension and giving oral or written notice of the extension to the optionholders.

    Prior to the expiration date to terminate or amend the offer, we may postpone accepting options for cancellation and payment if any of the conditions specified in "The Offer—Conditions" occur. In order to postpone accepting or cancelling, we must publicly announce the postponement and give oral or written notice of the postponement to the optionholders. Our right to delay accepting options for cancellation and payment is limited by Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, which requires that we must pay the consideration offered or return the surrendered options promptly after we terminate or withdraw the offer.

    As long as we comply with any applicable laws, we may amend the offer in any way, including decreasing or increasing the consideration offered in the offer to optionholders. We may amend the offer at any time by publicly announcing the amendment. If we extend the length of time during which the offer is open, the extension must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement relating to the offer will be sent promptly to optionholders in a manner reasonably designed to inform optionholders of the change, for example, by issuing a press release.

    If we materially change the terms of the offer or the information about the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934. Under these rules, the minimum period an offer must remain open following material changes in the terms of the offer or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances.

    If we decide to increase or decrease what we will pay you for your options, we will publish notice of the action. If the offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we will also extend the offer for a period of ten business days after the date the notice is published.

Source and Amount of Funds

    As of June 18, 2001, there were 2,583,164 total outstanding options to acquire our common stock. Based upon that number and assuming all of these options are tendered in the offer, the maximum aggregate amount of funds which will be required to pay the total aggregate consideration of the offer and to pay fees and expenses relating to the offer will be approximately $4.7 million. We expect to obtain these funds from the same sources that will be used to fund the merger and the related transactions. See "The Merger And Related Transactions." These sources generally are expected to be comprised of the following:

  •
  borrowings of up to $225 million in term loans under a new credit agreement that we expect to enter into in connection with the completion of the merger, which credit agreement will also include a $100 million revolving credit facility that is intended to finance our working capital requirements, a portion of which will be drawn upon at the time of the merger;

  •
  approximately $225.6 million of gross proceeds to be received by us from the sale of $229 million in aggregate principal amount of senior subordinated notes of BLUM CB Corp., which notes we will assume in connection with the merger;

  •
  approximately $62.7 million of net proceeds to be contributed to us by CBRE Holding from the sale of at least $65 million in aggregate principal amount of its senior notes;

  •
  proceeds contributed to us by CBRE Holding from the sale of shares of its Class B common stock to RCBA Strategic Partners, L.P. and its affiliates;

  •
  proceeds, if any, contributed to us by CBRE Holding from the sale of shares of its Class A common stock to some of our employees and independent contractors, as described in the section above titled "Purpose of the Offer"; and

  •
  our cash on-hand at the effective time of the merger.

Our ability to obtain the debt and equity financing described above is subject to numerous conditions, including, without limitation, the prior or simultaneous completion of the merger.

    We expect to repay the debt financing described above from our future cash flow. We may, however, in the future seek to refinance the debt incurred to finance the merger through additional equity, debt or other financings.

Interests of Directors and Officers; Transactions and Arrangements about the Options

    A list of our directors and executive officers is attached to this offer to purchase as Schedule A. As of June 18, 2001, our executive officers and directors, which consist of 15 persons, as a group held options outstanding under all of our stock option plans to purchase a total of 1,034,393 shares of our common stock, which represented approximately 40.0% of the shares subject to all options outstanding under these plans as of that date. All of these options held by executive officers and directors may be tendered in the offer. The following table sets forth the beneficial ownership by each of our executive officers and directors of options outstanding under all of our stock option plans as of June 18, 2001 and the amount that they would receive in the offer if they tendered all of their options for cancellation and payment:

Beneficial Owner	Number of Options to Purchase Common Stock	Percentage of Total Options Outstanding	Payment in Offer for Tender of All Options
Stanton D. Anderson	13,997	*	$131,731
Gary J. Beban	48,000	1.9%	48,000
Richard C. Blum	18,872	*	62,268
James J. Didion	200,000	7.7%	200,000
Bradford M. Freeman	6,000	*	9,185
Donald M. Koll	317,480	12.3%	366,315
Paul C. Leach	9,943	*	68,333
James H. Leonetti	25,000	*	78,125
David R. Lind	8,192	*	42,067
Frederic V. Malek	15,777	*	159,737
Walter V. Stafford	30,000	1.2%	58,750
Ray E. Uttenhove	8,440	*	45,787
Brett White	120,000	4.6%	201,750
Gary L. Wilson	17,692	*	54,567
Raymond E. Wirta	195,000	7.5%	269,375

*
Represents less than 1% of total outstanding options

    We expect that all of our executive officers and directors that hold options will participate in the offer and tender their options for cancellation and payment of the amounts listed above.

    In connection with our proposed merger with BLUM CB Corp., Messrs. Wirta, White, Malek and Koll and affiliates of Messrs. Blum, Freeman and Koll have entered into an amended and restated contribution and voting agreement, dated as of May 31, 2001, with BLUM CB Corp. and its parent, CBRE Holding, Inc. Pursuant to this agreement, Messrs. Wirta, White, Malek and Koll and the affiliates of Messrs. Blum, Freeman and Koll have agreed to vote all the shares of our common stock that they own, and any shares as to which they control the voting, in favor of the merger agreement, except under specified circumstances. In addition, they will contribute their shares of our common stock to CBRE Holding immediately prior to the merger in exchange for an equal number of shares of the Class B common stock of CBRE Holding. See "The Merger And Related Transactions—General."

    For additional information regarding the contribution and voting agreement and all other agreements, arrangements and understandings with respect to any of our securities involving any of our executive officers and directors, you should read the sections of our proxy statement regarding the merger agreement and other related agreements, which are incorporated by reference into this offer to purchase, and our other filings with the Commission that are incorporated by reference into this offer to purchase. See "Additional Information."

    Except as otherwise described above, there have been no transactions in options to purchase our common stock or in our common stock which were effected during the 60 days prior to the date of this offer to purchase by us or our subsidiaries, or to our knowledge, by any of our executive officers, directors or affiliates. In addition, except as otherwise described above, neither we nor, to our knowledge, any of our executive officers or directors is a party to any agreement, arrangement or understanding with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer.

    Options we acquire in connection with the offer will be cancelled. Concurrently with the consummation of the merger, we will account for the payments made to optionholders in connection with the offer as compensation expense in our income statement for the period ended immediately prior to the closing of the merger. In connection with the merger, we expect that CBRE Holding will record these payments as part of the purchase price associated with the merger and related transactions.

Legal Matters and Regulatory Approvals.

    We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition, ownership or cancellation of the options as described in the offer or the payment for tendered options. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to delay the acceptance of options tendered to us. We may not be able to obtain any required approval or take any other required action. Our obligation under the offer to accept tendered options for cancellation and payment is subject to the conditions described in "The Offer—Conditions."

Fees and Expenses

    We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer.

    Our directors, officers and employees, who will not be specifically compensated for such services, may contact holders by mail, telephone, telex, telegram, email and in person regarding the offer.

Absence of Appraisal Rights.

    Holders of options do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the offer.

Market and Trading Information.

    Our common stock is currently traded on the New York Stock Exchange under the symbol "CBG." Public trading of our common stock commenced on November 26, 1996. The following table sets forth the high and low closing sale prices for shares of our common stock, as reported on the New York Stock Exchange, for the periods listed.

	High		Low
Year Ended December 31, 1999
First quarter	$19	13/16	$14	5/8
Second quarter	24	7/8	14	7/16
Third quarter	24	7/16	12	1/2
Fourth quarter	14	13/16	10	11/16
Year Ended December 31, 2000
First quarter	13	1/2	10	3/16
Second quarter	11	7/16	9	1/8
Third quarter	13	3/16	9	3/8
Fourth quarter	15	5/8	11	13/16
Year Ended December 31, 2001
First quarter	15.88		13.90
Second quarter (through June 13, 2001)	15.79		14.08

    On June 13, 2001, the closing sale price for our common stock as reported on the New York Stock Exchange was $15.76 per share. You are urged to obtain current market quotations for our common stock before making any decision with respect to the offer.

    Since our incorporation in March 1989, we have not declared any cash dividends on our common stock. Our existing credit agreement restricts our ability to pay dividends on common stock.

THE MERGER AND RELATED TRANSACTIONS

General

    We are making this offer in connection with our proposed merger with and into BLUM CB Corp., which is a wholly-owned subsidiary of CBRE Holding, Inc. Pursuant to the amended and restated merger agreement, dated as of May 31, 2001, our stockholders at the time of the merger, other than the continuing stockholders described below, will receive $16.00 in cash for each share of our common stock that they own. As a result of this merger, all of our outstanding common and preferred stock will be owned by CBRE Holding.

    We refer to the following persons in this offer to purchase as the "continuing stockholders":

  •
  RCBA Strategic Partners, L.P. and its affiliates, which we refer to together as the "BLUM Funds," which are affiliates of (1) BLUM Capital Partners, L.P., (2) Richard Blum, who is currently one of our directors and who will be a director of both CBRE Holding and our company after the merger and (3) Claus Moller, who will be a director of both CBRE Holding and our company after the merger;
  •
  FS Equity Partners III, L.P. and FS Equity Partners International, L.P., which are affiliates of Freeman Spogli & Co. Incorporated and Bradford Freeman, who is currently one of our directors and who will be a director of both CBRE Holding and our company after the merger;
  •
  Raymond Wirta, who is currently one of our directors and our Chief Executive Officer and who will be a director of both CBRE Holding and our company and the Chief Executive Officer of both CBRE Holding and our company after the merger;
  •
  Brett White, who is currently one of our directors and our Chairman of the Americas and who will be a director of both CBRE Holding and our company and the Chairman of the Americas of both CBRE Holding and our company after the merger;
  •
  The Koll Holding Company, which is controlled by Donald Koll, who is currently one of our directors; and
  •
  Frederic Malek, who is currently one of our directors.

Pursuant to a contribution and voting agreement entered into by each of the continuing stockholders and BLUM CB Corp., each of the continuing stockholders has agreed to vote all the shares of our common stock that they own, and any shares as to which they control the voting, in favor of the merger agreement, except under specified circumstances.

    Immediately prior to the merger, also pursuant to the contribution and voting agreement, each of the continuing stockholders will contribute to CBRE Holding all of the shares of our common stock that he or it directly owns. Each of these shares will be cancelled as a result of the merger. CBRE Holding will issue one share of its Class B common stock in exchange for each share of our common stock contributed to CBRE Holding. This will result in the issuance to the continuing stockholders of an aggregate of 8,052,087 shares of CBRE Holding Class B common stock. In addition, immediately prior to the merger, the BLUM Funds will purchase a minimum of 2,553,879 shares of CBRE Holding Class B common stock for $16.00 per share. In addition, the BLUM Funds have agreed to purchase for $16.00 per share in cash an additional number of shares of Class B common stock equal to (1) 3,236,639 shares minus (2) the number of shares of CBRE Holding Class A common stock and stock fund units subscribed for in the offering to employees that is described in the immediately following paragraph plus (3) the aggregate amount of full-recourse notes delivered by designated managers in the offering to employees as described below divided by $16.00. The number of shares of CBRE Holding Class B common stock purchased by the BLUM Funds will be reduced by 241,885 shares, which is the number of shares the BLUM Funds purchased for $16.00 per share in connection with the closing of the sale of 11 1/4% senior subordinated notes by BLUM CB Corp. The proceeds from the sale of those shares to the BLUM Funds were contributed to BLUM CB Corp., which deposited those proceeds in the escrow account that was established in connection with its senior subordinated notes offering.

    In connection with the merger, CBRE Holding will be offering an aggregate of 3,236,639 shares of its Class A common stock to our employees at an offering price of $16.00 per share. Designated managers of ours will have the option to deliver a full-recourse note to CBRE Holding in partial payment for shares of CBRE Holding Class A common stock. CBRE Holding will also grant to designated managers up to an aggregate of 1,820,397 options to acquire shares of its Class A common stock. Employees who purchase shares of CBRE Holding Class A common stock must enter into a subscription agreement that will contain restrictions on the transfer of the shares, co-sale and required sale rights applicable in connection with transactions involving the shares and participation rights regarding future equity issuances. Holders of CBRE Holding Class A common stock are generally entitled to one vote per share on all matters submitted to stockholders, while holders of CBRE Holding Class B common stock are generally entitled to ten votes per share on all matters submitted to stockholders. After the merger, the rights of Class A and Class B common stock will be the same in all other respects.

    In connection with the merger, we will enter into a new credit agreement with Credit Suisse First Boston and other lenders to borrow $225 million in term loans. This credit agreement will also include a $100 million revolving credit facility, which is intended to finance our working capital requirements and a portion of which will be drawn upon at the time of the merger. BLUM CB Corp. has issued and sold $229 million in aggregate principal amount of 11 1/4% senior subordinated notes due 2011 for an aggregate purchase price, before deducting fees and expenses, of approximately $225.6 million, which notes will be assumed by us as a result of the merger. In addition, CBRE Holding will issue and sell at least $65 million in aggregate principal amount of 16% senior notes due 2011 to DLJ Investment Partners II, L.P. and its affiliates. In connection therewith, CBRE Holding will also issue and sell 521,847 shares of its Class A common stock to DLJ Investment Partners II, L.P. and its affiliates for a purchase price of $0.01 per share. A portion of the senior notes, and a related portion of the shares of CBRE Holding Class A common stock to be issued in connection therewith, may be purchased by parties other than DLJ Investment Partners II, L.P. and its affiliates.

    Also in connection with the merger, CBRE Holding, our company, each member of the buying group and DLJ Investment Partners II, L.P. and its affiliates will enter into a securityholders agreement, which will contain agreements among us, CBRE Holding and the holders of the Class B common stock with respect to voting, transfer restrictions, participation rights, registration rights, and a right of first offer in favor of the BLUM Funds.

Conditions to the Completion of the Merger

    The obligations of us, CBRE Holding and BLUM CB Corp. to complete the merger are subject to the satisfaction or, if legal, waiver of each of the following conditions:

  •
  stockholders who hold a majority of our outstanding common stock must adopt the merger agreement;
  •
  stockholders who hold at least 66 2/3% of the shares of our outstanding common stock not owned by the continuing stockholders or their affiliates must adopt the merger agreement;
  •
  no governmental entity can have enacted any law or taken any other action that restrains, enjoins or otherwise prohibits the merger or makes it illegal; and
  •
  the registration statement relating to CBRE Holding's offering of its Class A common stock to our employees must have been declared effective by the Commission and continue to be effective.

    Our obligation to complete the merger is subject to the satisfaction or waiver of each of the following additional conditions:

  •
  CBRE Holding and BLUM CB Corp. must have performed in all material respects all of their obligations under the merger agreement required to be performed at or before the effective time of the merger;
  •
  the representations and warranties made by BLUM CB Corp. and CBRE Holding in the merger agreement that are qualified by reference to materiality must have been true and correct when made and at and as of the effective time of the merger and all other representations and warranties made by BLUM CB Corp. and CBRE Holding therein must have been true and correct in all material respects when made and at and as of the effective time of the merger;
  •
  CB Richard Ellis Services must have received a certificate signed by the president or chief executive officer of each of BLUM CB Corp. and CBRE Holding as to compliance with the conditions specified in the two preceding paragraphs;
  •
  CBRE Holding and BLUM CB Corp. must have obtained or made all consents, approvals, actions, orders, authorizations, registrations, declarations, announcements and filings with any governmental entity that are required in connection with the merger and the other transactions contemplated by the merger agreement and that, if not obtained, would make the merger illegal or would be reasonably likely, individually or in the aggregate, to prevent or materially impair the ability of BLUM CB Corp. and CBRE Holding to complete the transactions or to have a material adverse effect on CB Richard Ellis Services in the merger; and
  •
  the special committee must have received a letter addressed to it from a valuation firm as to the solvency of CB Richard Ellis Services and its subsidiaries after giving effect to the merger, the financing arrangements contemplated by BLUM CB Corp. with respect to the merger and the other transactions contemplated by the merger agreement.

    BLUM CB Corp.'s obligation to complete the merger is subject to the satisfaction or waiver of each of the following additional conditions:

  •
  we must have performed in all material respects our obligations contained in the merger agreement required to be performed at or before the effective time of the merger;
  •
  the representations and warranties we made in the merger agreement that are qualified by reference to materiality must have been true and correct when made and at and as of the effective time of the merger and all other representations and warranties we made therein must have been true and correct in all material respects when made and at and as of the effective time of the merger;
  •
  CBRE Holding must have received a certificate signed by our chief executive officer or chief financial officer as to our compliance with the conditions specified in the two immediately preceding bullet points;
  •
  we must have obtained or made all consents, approvals, actions, orders, authorizations, registrations, declarations, announcements and filings with any governmental entity that are required in connection with the merger and the other transactions contemplated by the merger agreement and that, if not obtained, would make the merger illegal or would be reasonably likely to have, individually or in the aggregate, a material adverse effect on CB Richard Ellis Services, unless the failure of this condition to be satisfied is due to willful breach by either of CBRE Holding, Inc. or BLUM CB Corp. of any agreement, including the agreements related to the financing arrangements for the merger and the other transactions contemplated by the merger agreement; and
  •
  the funding contemplated by the commitment letters for CBRE Holding's financing of the merger and the other transactions contemplated by the merger agreement must have been obtained, or suitable alternative financing must have been obtained.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

    The following describes the material U.S. federal income tax consequences of the option tender offer to individuals who were granted their options in connection with the performance of services. Unless otherwise indicated, this discussion addresses tax consequences to citizens or residents of the United States. This discussion does not address all aspects of U.S. federal income taxes and does not deal with foreign, state and local tax consequences that may be relevant to you in light of your personal circumstances. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, and the regulations, rulings and judicial decisions promulgated thereunder as of the date hereof, and these authorities may be repealed, revoked or modified, possibly retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. If you are considering tendering your options, you should consult your own tax advisor concerning the U.S. federal income tax consequences in light of your particular situation as well as any tax consequences arising under the laws of any other taxing jurisdiction.

Consequences to optionholders who tender their options in the offer

    If you tender your options in the offer and your options are accepted for cancellation, you will have ordinary compensation income equal to the amount you receive for your options in the offer. If you are an employee, the amount payable to you in the offer will be subject to U.S. federal, and possibly also state and local, withholding.

Consequences to non-U.S. optionholders who tender their options in the offer

    To the extent the amount you receive for your options in the offer is attributable to services performed in the United States, you will be subject to U.S. federal income tax on a net income basis, unless a treaty provision is applicable.

Consequences to optionholders who do not tender their options in the offer

    If you do not tender your options in the offer, you will not have any current tax consequences as a result of the offer.

AVAILABLE INFORMATION

    This offer to purchase is a part of a Tender Offer Statement on Schedule TO that we have filed with the Securities and Exchange Commission. This offer to purchase does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the materials described in the following paragraph that we have filed with the Commission before making a decision on whether to tender your options.

    We also file annual, quarterly and special reports, proxy statements, including the proxy statement that will be mailed to our stockholders in connection with the special meeting to be held to vote upon adoption of the merger agreement, and other information with the Securities and Exchange Commission. In addition, because the merger is a "going private" transaction, we have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the merger. The Schedule 13E-3 and such reports, proxy statements and other information contain additional information about us. You may read and copy any reports, statements or other information filed by us at the Commission's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Room 2120, Washington D.C. 20549; and at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, New York, New York 10048. Copies of such materials may also be obtained upon payment of the Commission's customary charges, from the Commission's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Information about the operation of this public reference room can be obtained by calling the Commission at 1-800-Commission-0330. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants, including CB Richard Ellis Services, that file electronically with the Commission.

    The Commission allows us to "incorporate by reference" information into this offer. This means that we can disclose important information by referring to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this offer, and later information filed with the Commission may update and supersede the information in this offer.

    We incorporate by reference into this offer the following documents filed by us with the Commission under the Exchange Act:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2000, filed April 2, 2001;

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed May 15, 2001;

  •
  our Current Reports on Form 8-K filed January 24, 2001, February 21, 2001, February 27, 2001, March 21, 2001, May 3, 2001, May 23, 2001 and June 7, 2001;

  •
  our Definitive Proxy Statement on Schedule 14A dated June 13, 2001 and filed June 15, 2001; and

  •
  our Tender Offer Statement on Schedule TO filed June 19, 2001.

    All documents and reports filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the expiration date of this offer shall also be deemed to be incorporated by reference in this document and to be a part hereof from the date of filing of such documents and reports. Any statement contained in this offer to purchase or incorporated in this offer to purchase by reference shall be deemed to be modified or superseded to the extent that a statement contained in any documents and reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof modifies or supersedes such statement.

    We undertake to provide without charge to each person to whom a copy of this offer has been delivered, upon request, a copy of any or all of the documents incorporated by reference in this offer to purchase, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this offer incorporates. Requests for copies should be directed to us at the address listed on the back page of this offer to purchase.

SCHEDULE A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
CB RICHARD ELLIS SERVICES, INC.

Name	Position and Offices Held
Stanton D. Anderson	Director
Gary J. Beban	President, Corporate Services and Director
Richard C. Blum	Director
James J. Didion	Chairman of the Board of Directors
Bradford M. Freeman	Director
Donald M. Koll	Director
Paul C. Leach	Director
James H. Leonetti	Senior Executive Vice President and Chief Financial Officer
David R. Lind	Senior Vice President and Director
Frederic V. Malek	Director
Walter V. Stafford	Senior Executive Vice President, Secretary and General Counsel
Ray E. Uttenhove	Senior Vice President and Director
Brett White	Chairman of the Americas and Director
Gary L. Wilson	Director
Raymond E. Wirta	Chief Executive Officer and Director

    The address of each director and executive officer is c/o CB Richard Ellis Services, Inc., 200 North Sepulveda Boulevard, El Segundo, California 90245.

A–1

CB RICHARD ELLIS SERVICES, INC.

    Offer To Purchase For Cash
Any and All Outstanding Options, in Each Class of its Options,
to Purchase its Common Stock

THIS OFFER WILL EXPIRE AT
NOON, NEW YORK CITY TIME, ON JULY 18, 2001,
UNLESS THE OFFER IS EXTENDED.

    If you wish to tender your options for cancellation and payment, you must complete and sign the letter of transmittal in accordance with its instructions, and mail, send by facsimile transmission or hand deliver it and any other required documents to us at CB Richard Ellis Services, Inc., 505 Montgomery Street, 6th Floor, San Francisco, California 941111, Attn: Walter Stafford (facsimile number: (415) 733-5555).

    Any questions, requests for assistance or additional copies of this offer to purchase, the letter of transmittal or any other documents referred to in the offer to purchase may be directed to Walter Stafford, at CB Richard Ellis Services, Inc., 505 Montgomery Street, 6th Floor, San Francisco, California 941111 (telephone number: (415) 733-5502).

June 19, 2000

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  Exhibit (a)(i)
OFFER TO PURCHASE ANY AND ALL OUTSTANDING OPTIONS, IN EACH CLASS OF ITS OPTIONS, TO PURCHASE ITS COMMON STOCK
TABLE OF CONTENTS
SUMMARY TERM SHEET
QUESTIONS AND ANSWERS ABOUT THE OFFER
FORWARD LOOKING STATEMENTS
SIGNIFICANT CONSEQUENCES TO NON-TENDERING OPTIONHOLDERS
THE OFFER
THE MERGER AND RELATED TRANSACTIONS
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
AVAILABLE INFORMATION
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF CB RICHARD ELLIS SERVICES, INC.